UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): May 11, 2023

Jet Token Inc.

(Exact name of issuer as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

10845 Griffith Peak Drive, Suite 200 Las Vegas, Nevada	89135
(Address of principal executive offices)	(Zip code)

(702) 747-4000

(Issuer’s telephone number, including area code)

Non-voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed, on February 24, 2023, Oxbridge Acquisition Corp., a Cayman Islands-based blank check company (“Oxbridge”), entered into a Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) by and among Oxbridge, OXAC Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Oxbridge (“First Merger Sub”), Summerlin Aviation LLC (f/k/a OXAC Merger Sub II, LLC), a Delaware limited liability company and a direct, wholly owned subsidiary of Oxbridge (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Jet Token Inc., a Delaware corporation (“Jet Token” and, together with Oxbridge, First Merger Sub and Second Merger Sub, the “Parties”), pursuant to which, among other things, (i) Oxbridge will domesticate as a Delaware corporation and change its name to “Jet.AI Inc.” in connection with the domestication, (ii) First Merger Sub will merge with and into Jet Token (the “First Merger”), with Jet Token surviving the merger as a wholly owned subsidiary of Jet.AI Inc., and (iii) Jet Token (as the surviving entity of the First Merger) will merge with and into Second Merger Sub (the “Second Merger” and, together with the Domestication, the First Merger, and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Second Merger Sub surviving the merger as a wholly owned subsidiary of Jet.AI Inc.

On May 11, 2023, the Parties entered into Amendment No. 1 to the Business Combination Agreement (the “Amendment”). The Amendment amends two provisions in the Business Combination Agreement. First, the Amendment changes the definition of “Net Indebtedness.” Pursuant to the Amendment, the definition of “Net Indebtedness” was amended to mean “at any specified time, the Company’s Indebtedness less up to $3,000,000 of the Company’s cash and cash equivalents, which may be a positive or negative amount.”

The Amendment also changes the definition of “Outside Date.” Pursuant to the Amendment, the definition of “Outside Date” was amended to mean August 16, 2023.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 6.1 and incorporated by reference herein.

About the Parties to the Business Combination Agreement

About Jet Token

Jet Token, a Delaware corporation headquartered in Las Vegas, Nevada, was founded in 2018 by Michael Winston, its Executive Chairman. Jet Token, directly and indirectly through its subsidiaries, is principally involved in (i) the sale of fractional and whole interests in aircraft, (ii) the sale of jet cards, which enable holders to use certain of Jet Token’s and other’s aircraft at agreed-upon rates, (iii) the operation of a proprietary booking platform, which functions as a prospecting and quoting platform to arrange private jet travel with third party carriers as well as via Jet Token’s leased and managed aircraft, for Part 135 (whole aircraft charter) and Part 380 (by the seat charter), and (iv) since January 2023, joint ownership, alongside its existing operating partner, of 380 Software LLC, which supplies the technology to sell individual seats on empty legs on its operating partner’s fleet of aircraft.

About Oxbridge

Oxbridge is a Cayman Islands-exempted, Cayman Islands-based blank check company incorporated in 2021. Oxbridge was formed with the purpose of entering into a merger in the field of blockchain technology, artificial intelligence, and insurance technology.

Forward-Looking Statements

This Current Report on Form 1-U contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Jet Token and Oxbridge (the “Business Combination”), including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Jet Token and the markets in which it operates, and Jet Token’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Business Combination Agreement and the proposed transaction contemplated thereby; the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the stockholders of Oxbridge or Jet Token or other conditions to closing in the Business Combination Agreement; the inability to project with any certainty the amount of cash proceeds remaining in the Oxbridge trust account at the closing of the transaction; the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the business combination; the amount of costs related to the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; changes in applicable laws or regulations; the ability of Jet Token to meet its post-closing financial and strategic goals, due to, among other things, competition; the ability of the company post-closing to grow and manage growth profitability and retain its key employees; and the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors. The valuation of the securities to be distributed in the transaction also constitutes a forward-looking statement, with the common stock component of the transaction valued based upon a $10.00 valuation which is intended to approximate the liquidation value of the common stock at closing, but may not represent the post-closing value of the shares, and with the warrant component of the transaction valued at $8.16 per warrant by application of a Black-Scholes formula developed by Jet Token management, which may not equate to the actual post-closing value of the warrants. You should carefully consider the foregoing factors and the other risks and uncertainties described in Jet Token’s public filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Jet Token and Oxbridge assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This Current Report on Form 1-U relates to a proposed Business Combination between Jet Token and Oxbridge. In connection with the proposed Business Combination, Oxbridge has filed a registration statement on Form S-4 (File No. 333-270848) with the SEC that includes a proxy statement of Oxbridge and a prospectus of the combined entity. Oxbridge will also file other documents regarding the proposed Business Combination with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus (as amended) or any other document that Oxbridge has filed or may file with the SEC in connection with the proposed Business Combination.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Oxbridge and Jet Token and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Oxbridge’s shareholders with respect to the proposed transactions. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transactions of Oxbridge’s directors and officers in Oxbridge’s filings with the SEC, including its most recent Annual Report on Form 10-K, the registration statement on Form S-4 (File No. 333-270848) and the amendments thereto, and other documents filed with the SEC. Such information with respect to Jet Token’s directors and executive officers in is also included in the registration statement on Form S-4 (as amended).

No Offer or Solicitation

This Current Report on Form 1-U is not a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transactions and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Exhibit No.	Description.

6.1	Amendment No. 1 to Business Combination Agreement and Plan of Reorganization, dated May 11, 2023, by and among Oxbridge, First Merger Sub, Second Merger Sub and Jet Token.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on May 16, 2023.

Jet Token Inc.

/s/ George Murnane
By: George Murnane, Chief Executive Officer